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Exhibit 12.1

Price Legacy Corporation
Computation of Ratios
(in thousands, except ratios)

	Year Ended December 31
	2002	2001	2000
EARNINGS
Income from continuing operations	$29,186	$33,785	$31,043
Add: fixed charges	27,688	18,379	13,018
Less: capitalized interest	(2,001)	(1,586)	(2,087)

Income as adjusted	$54,873	$50,578	$41,974

FIXED CHARGES AND PREFERRED DIVIDENDS:
Fixed charges:
Interest costs	$25,687	$16,793	$10,931
Capitalized interest	2,001	1,586	2,087

Total fixed charges	27,688	18,379	13,018
Preferred stock dividends	48,849	37,442	33,360

Total fixed charges and preferred dividends	$76,537	$55,821	$46,378

Ratio of earnings to fixed charges	1.98	2.75	3.22

Ratio of earnings to combined fixed charges and preferred stock dividends	0.72	0.91	0.91

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  Exhibit 12.1